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                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                        SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

        TCC Industries, Inc., formerly known as TeleCom Corporation
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   872254-10-7
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                                 (CUSIP Number)

               Lawrence W. Schumann, 3208 Riva Ridge Road, Austin,
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                          Texas 78746 , (512) 306-1427
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   (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 11, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                              Page 1 of 20 pages

CUSIP No. 872254-10-7
          -----------

1)     Name of Reporting Persons S.S. or I.R.S. Identification Nos of Above
       Persons

            Lawrence W. Schumann
-------------------------------------------------------------------------------


2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)    [ ]

       (b)    [x]

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3)     SEC Use Only
                   -------------------------------------------------------------

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4)     Source of Funds (See Instructions)  Not applicable
                                           --------------
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5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)
       Not applicable
       --------------
--------------------------------------------------------------------------------

6)     Citizenship or Place of Organization U.S. citizen
                                            ------------
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Number of Shares     (7)  Sole Voting Power              None
Beneficially Owned   (8)  Shared Voting Power            None
by Each Reporting    (9)  Sole Dispositive Power         None
Person With          (10) Shared Dispositive Power       None

--------------------------------------------------------------------------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person  None
                                                                     ----
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                Not applicable
--------------------------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)     0.0%
                                                              ----

--------------------------------------------------------------------------------
14)    Type of Reporting Person (See Instructions)       IN
                                                         --





                                                              Page 2 of 20 pages

CUSIP No. 872254-10-7
          -----------

1)     Name of Reporting Persons S.S. or I.R.S. Identification Nos of Above
       Persons

            Schumann/Muth Family Limited Partnership
-------------------------------------------------------------------------------


2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)    [ ]

       (b)    [x]

3)     SEC Use Only
                    ------------------------------------------------------------

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4)     Source of Funds (See Instructions)  Not applicable
                                           --------------

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       Not applicable
       --------------

--------------------------------------------------------------------------------

6)     Citizenship or Place of Organization Texas
                                            -----
--------------------------------------------------------------------------------

Number of Shares     (7)  Sole Voting Power              None
Beneficially Owned   (8)  Shared Voting Power            None
by Each Reporting    (9)  Sole Dispositive Power         None
Person With          (10) Shared Dispositive Power       None

11)    Aggregate Amount Beneficially Owned by Each Reporting Person None
                                                                    ----
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                Not applicable
--------------------------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)   0.0%
                                                            ----
--------------------------------------------------------------------------------

14)    Type of Reporting Person (See Instructions)       PN
                                                         --





                                                              Page 3 of 20 pages

       Item 1.       Security and Issuer.

       This Amendment No. 1 to Schedule 13D relates to the Common Stock, $1.00 par value per share, of TCC Industries, Inc. (the "Common Stock"), a Texas corporation formerly known as TeleCom Corporation, (the "Company"). The principal executive offices of the Company are located at 816 Congress Avenue, Suite 1250, Austin, Texas 78701.

       Item 2.       Identity and Background.

       This statement is filed on behalf of Lawrence W. Schumann and Schumann/Muth Family Limited Partnership (collectively, the "Reporting Persons"), who, without so admitting, may constitute a "group" for purposes of
Section 13(d) of the Securities and Exchange Act of 1934 and the regulations promulgated thereunder. The Reporting Persons sold an aggregate of 142,000 shares of Common Stock to Walter A. DeRoeck and Chamois Family Partnership, Ltd., for $2.26 per share, pursuant to that certain Stock Purchase Agreement dated as of July 11, 1997.

       The residence address of Mr. Schumann is 3208 Riva Ridge Road, Austin, Texas 78746. Mr. Schumann's principal occupation is a business consultant, and Mr. Schumann is the former Chairman of the Board of Directors, President and Chief Executive Officer and a Director of the Company. Schumann/Muth Family Limited Partnership is a family limited partnership formed under the laws of the State of Texas, and the address of its principal office is 3208 Riva Ridge Road, Austin, Texas 78746.

       During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is to subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       Mr. Schumann is a citizen of the United States of America.

       Item 3.       Source and Amount of Funds or Other Consideration.

       Not applicable.

       Item 4.       Purpose of Transaction.

       Not applicable.

       Item 5.       Interest in Securities of the Issuer.

       (a) Pursuant to the Stock Purchase Agreement described in Item 6, each person named in Item 2 ceased to be the beneficial owners of any securities identified in Item 1.





                                                              Page 4 of 20 pages
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       (b)    Neither person named in Item 2 has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of any securities identified in Item 1.

       (c) The persons named in Item 2 (viz., Lawrence W. Schumann and Schumann/Muth Family Limited Partnership) effected the following transaction during the past sixty days: sale of 142,000 shares of Common Stock for $2.26 per share in cash to Walter A. DeRoeck and Chamois Family Partnership, Ltd. pursuant to the terms and conditions of that certain Stock Purchase Agreement made and entered into as of July 11, 1997 in Austin, Texas and attached hereto as Exhibit B.

       (d) To the knowledge of the Reporting Persons, Walter A. DeRoeck and Chamois Family Partnership, Ltd. have the right to receive or the power to direct the receipt of dividends from the securities sold in the transaction described in Item 6. Nicki L. Schumann has the right to receive the proceeds from the sale of 1,000 shares of the securities sold in the transaction described in Item 6 and the right to receive as a tenant in common with Lawrence W. Schumann the proceeds from the sale of 3,000 shares of the securities sold in the transaction described in Item 6. Lauren Nicole Schumann has the right to receive the proceeds from the sale of 2,000 shares of the securities sold in the transaction described in Item 6.

       (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on July 11, 1997.

       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The persons named in Item 2 entered into the following agreement with respect to the securities of the Company: Stock Purchase Agreement made and entered into as of July 11, 1997 by and among Lawrence W. Schumann, Nicki L. Schumann, Schumann/Muth Family Limited Partnership (collectively, the "Sellers") and Walter A. DeRoeck and Chamois Family Partnership, Ltd. (collectively, the "Purchasers"), whereby the Sellers sold to the Purchasers 142,000 shares of Common Stock for $2.26 per share.

       Item 7.       Material to be filed as Exhibits.

       a.      Joint Filing Agreement; and

       b. Stock Purchase Agreement made and entered into as of July 11, 1997 by and among Lawrence W. Schumann, Nicki L. Schumann, Schumann/Muth Family Limited Partnership, Walter A. DeRoeck and Chamois Family Partnership, Ltd.





                                                              Page 5 of 20 pages

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:        July 18, 1997
                                                 /s/   Lawrence W. Schumann
                                               -------------------------------
                                                     Lawrence W. Schumann





                                                              Page 6 of 20 pages

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:        July 18, 1997
                                       SCHUMANN/MUTH FAMILY LIMITED
                                       PARTNERSHIP

                                       By:       /s/   Lawrence W. Schumann
                                              -------------------------------
                                              Lawrence W. Schumann,
                                              General Partner






                                                              Page 7 of 20 pages
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                               INDEX TO EXHIBITS

--------------------------------------------------------------------------------------------
                                                                               Sequentially
 Exhibit Number                 Description                                    Numbered Page
 --------------                 -----------                                    -------------
      a                Joint Filing Agreement                                      9
--------------------------------------------------------------------------------------------
      b                Stock Purchase Agreement made and entered into as of        10
                       July 11, 1997 by and among Lawrence W. Schumann, Nicki
                       L. Schumann, Schumann/Muth Family Limited Partnership,
                       Walter A. DeRoeck and Chamois Family Partnership, Ltd.
--------------------------------------------------------------------------------------------





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